[Perficient, Inc. Letterhead]

July 29, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:           Perficient, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011
Form 10-Q for the Quarter Period Ended March 31, 2011
Filed May 5, 2011
File No. 001-15169

Dear Mr. Gilmore,

We refer to your letter dated July 25, 2011 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced filings of Perficient, Inc. (the “Company”). The Company intends to respond to the Staff’s comments on or before August 19, 2011. If you have any questions, please do not hesitate to call the undersigned at (314) 529-3551.

Very truly yours,

PERFICIENT, INC.

By: /s/ Paul E. Martin
       Paul E. Martin
       Chief Financial Officer

Cc:           Thomas E. Proost, Thompson Coburn LLP